UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
WebMD Health Corp.

(Name of Issuer)
Common Stock, par value $.01 per share

(Title of Class of Securities)
94770V 10 2

(CUSIP Number)
Lewis H. Leicher
c/o WebMD Health Corp.
111 Eighth Avenue
New York, New York 10011
201-703-3400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 15, 2010

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1. Security and Issuer
Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
SIGNATURES

CUSIP No.	94770V 10 2	SCHEDULE 13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS Martin J. Wygod I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐ N/A

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐ N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		437,896 shares of WebMD Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,931,010 shares of WebMD Common Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		127,799 shares of WebMD Common Stock

WITH	10	SHARED DISPOSITIVE POWER

1,931,115 shares of WebMD Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,368,906 shares of WebMD Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1% (based on 58,266,599 shares outstanding on September 15, 2010)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Page 3 of 4 Pages

Item 1.	Security and Issuer.
     This statement on Schedule 13D (this “Statement”) amends the statement on Schedule 13D filed by Mr. Martin J. Wygod (“Mr. Wygod”) on August 10, 2006, as previously amended by the statements on Schedule 13D/A filed by Mr. Wygod on March 31, 2008 and November 13, 2009 (the “Schedule 13D”). This Statement relates to the Common Stock, par value $.01 per share (“WebMD Common Stock”), of WebMD Health Corp., a Delaware corporation (“WebMD”). The principal executive offices of WebMD are located at 111 Eighth Avenue New York, New York 10011. Since this amendment reports beneficial ownership of less than 5% of WebMD Common Stock by Mr. Wygod, this is the final amendment to this Schedule 13D.

Item 4.	Purpose of Transaction.
     Item 4 is hereby amended by adding the following sentence immediately after the last paragraph therein:
“As a result of certain recent transactions previously reported on Form 4, Mr. Wygod is the beneficial owner of 2,368,906 shares of WebMD Common Stock.”

Item 5.	Interest in Securities of the Issuer.
     Item 5(e) is hereby amended and restated in its entirety as follows:
     (e)  Mr. Wygod ceased to be a beneficial owner of five percent (5%) or more of WebMD Common Stock on September 15, 2010.

Page 4 of 4 Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: September 22, 2010

MARTIN J. WYGOD
/s/ Martin J. Wygod